                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC  20549

                     ---------------------------------------

                                    FORM 11-K
                             ANNUAL REPORT PURSUANT
                             TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                    ----------------------------------------


     (Mark One):

     [X] ANNUAL REPORT PURSUANT TO SECTION 13 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1997

                                       or

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

                For the transition period from ______ to ______.

                        Commission file number:  0-11917

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           The Davey 401KSOP and ESOP

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          The Davey Tree Expert Company
                            1500 North Mantua Street
                                 P. O. Box 5193
                             Kent, Ohio  44240-5193

                       FINANCIAL STATEMENTS AND EXHIBIT(S)

                                                                  PAGE NO.
(a)       FINANCIAL STATEMENTS                                (IN THIS REPORT)
          --------------------                                ----------------
          Independent Auditors' Report                               6

          Statement of Net Assets Available For Benefits -
          December 31, 1997                                          7

          Statement of Net Assets Available For Benefits -
          December 31, 1996                                          8

          Statement of Changes in Net Assets Available
          for Benefits - Year Ended December 31, 1997                9

          Statement of Changes in Net Assets Available
          for Benefits - Year Ended December 31, 1996               10

          Notes to Financial Statements - Years Ended
          December 31, 1997 and 1996                                11

          Supplemental Schedule                                     15

(b)       EXHIBIT(S)
          ----------

          Independent Auditors' Consent                             16


                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereto duly authorized.



                              THE DAVEY 401KSOP AND ESOP

                              By:  The Davey Tree Expert Company,
                                   as Plan Administrator

                              By:  /s/ David E. Adante
                                       ----------------------
                                       David E. Adante
                                       Executive Vice President, CFO and
                                       Secretary-Treasurer





June 29, 1998

THE DAVEY 401KSOP AND ESOP

Financial Statements for the Years Ended
December 31, 1997 and 1996; Supplemental
Schedule for the Year Ended December 31, 1997, and Independent Auditors' Report

THE DAVEY 401KSOP AND ESOP

TABLE OF CONTENTS
--------------------------------------------------------------------------------



                                                            PAGE
                                                            ----

INDEPENDENT AUDITORS' REPORT                                   1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1997
 AND 1996 AND FOR THE YEARS THEN ENDED:

  Statements of Net Assets Available for Benefits            2-3

  Statements of Changes in Net Assets Available
   for Benefits                                              4-5

  Notes to Financial Statements                              6-9

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 1997:

  Item 27a - Schedule of Assets Held for
   Investment Purposes                                        10

                       [DELOITTE & TOUCHE LLP LETTERHEAD]




INDEPENDENT AUDITORS' REPORT


To the 401KSOP and ESOP Committee
The Davey 401KSOP and ESOP
Kent, Ohio

We have audited the accompanying statements of net assets available for benefits of The Davey 401KSOP and ESOP (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1997 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audit of the 1997 basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the 1997 basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
Cleveland, Ohio
June 5, 1998

THE DAVEY 401KSOP AND ESOP

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                                           SUPPLEMENTAL INFORMATION BY FUND
                                                             -----------------------------------------------------------
                                                              NON-PARTICIPANT
                                                                  DIRECTED                         PARTICIPANT DIRECTED
                                                               --------------                   --------------------------
                                                               THE DAVEY TREE       TOTAL         EB MONEY       VICTORY
                                                               EXPERT COMPANY    PARTICIPANT       MARKET     INTERMEDIATE
                                                   TOTAL         STOCK FUND        DIRECTED         FUND       INCOME FUND
                                                -----------    --------------    -----------    -----------    -----------

ASSETS:
  Cash and cash equivalents                    $    399,988     $    376,785     $    23,203

  Investments, at fair value:
    Common stock                                 41,450,438       41,231,097         219,341
    Mutual funds                                  1,130,147                        1,130,147    $    90,435    $    87,796
                                               ------------     ------------     -----------    -----------    -----------

      Total investments                          42,580,585       41,231,097       1,349,488         90,435         87,796

  Receivables:
    Employer's contribution                         404,472          404,472
    Participants' contributions                      47,763                           47,763          2,371          2,410
    Interest receivable                               1,448            1,448
                                               ------------     ------------     -----------    -----------    -----------

      Total receivables                             453,683          405,920          47,763          2,371          2,410
                                               ------------     ------------     -----------    -----------    -----------

NET ASSETS AVAILABLE
  FOR BENEFITS                                 $ 43,434,256     $ 42,013,802     $ 1,420,454    $    92,806    $    90,206
                                               ============     ============     ===========    ===========    ===========





                                                                      SUPPLEMENTAL INFORMATION BY FUND
                                                --------------------------------------------------------------------------
                                                                            PARTICIPANT DIRECTED
                                                --------------------------------------------------------------------------

                                                 EB EQUITY       FRANKLIN       FRANKLIN       TEMPLETON    THE DAVEY TREE
                                                   INDEX        SMALL CAP        MUTUAL          GROWTH     EXPERT COMPANY
                                                    FUND       GROWTH FUND   DISCOVERY FUND       FUND        STOCK FUND
                                                -----------    -----------   --------------   -----------   --------------

ASSETS:
  Cash and cash equivalents                                                                                 $     23,203

  Investments, at fair value:
    Common stock                                                                                                 219,341
    Mutual funds                                $   289,982    $   252,225    $    187,203    $   222,506
                                                -----------    -----------    ------------    -----------   ------------

      Total investments                             289,982        252,225         187,203        222,506        219,341

  Receivables:
    Employer's contribution
    Participants' contributions                      10,234          9,850           6,890          8,676          7,332
    Interest receivable
                                                -----------    -----------    ------------    -----------   ------------

      Total receivables                              10,234          9,850           6,890          8,676          7,332
                                                -----------    -----------    ------------    -----------   ------------

NET ASSETS AVAILABLE
  FOR BENEFITS                                  $   300,216    $   262,075    $    194,093    $   231,182   $    249,876
                                                ===========    ===========    ============    ===========   ============


THE DAVEY 401KSOP AND ESOP

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1996
--------------------------------------------------------------------------------


                                                        NON-PARTICIPANT
                                                           DIRECTED
                                                        ---------------
                                                        THE DAVEY TREE
                                                        EXPERT COMPANY
                                                          STOCK FUND
                                                        ---------------
ASSETS:
  Cash and cash equivalents                              $      112,717

  Investment in common stock, at fair value                  29,613,493
                                                         --------------

NET ASSETS AVAILABLE
  FOR BENEFITS                                           $   29,726,210
                                                         ==============

THE DAVEY 401KSOP AND ESOP

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1997
--------------------------------------------------------------------------------

                                                                              SUPPLEMENTAL INFORMATION BY FUND
                                                          ------------------------------------------------------------------------
                                                           NON-PARTICIPANT DIRECTED                       PARTICIPANT DIRECTED
                                                          --------------------------                   ---------------------------
                                                            THE DAVEY TREE EXPERT
                                                              COMPANY STOCK FUND           TOTAL         EB MONEY       VICTORY
                                                          --------------------------    PARTICIPANT       MARKET      INTERMEDIATE
                                              TOTAL        ALLOCATED     UNALLOCATED      DIRECTED         FUND       INCOME FUND
                                           -----------    -----------    -----------    -----------    -----------    ------------
ADDITIONS:
  Participant contributions                $ 1,323,529                                  $ 1,323,529    $    91,170    $    88,208
  Employer contributions - common shares       404,472    $   404,472
  Net appreciation (depreciation) in fair
    value of investments                    12,535,387     12,496,367                        39,020          1,652            618
  Dividend and interest income                 616,208        557,760                        58,448             54          2,038
                                           -----------   ------------    -----------    -----------    -----------    -----------

    Total additions                         14,879,596     13,458,599                     1,420,997         92,876         90,864
                                           -----------   ------------    -----------    -----------    -----------    -----------

DEDUCTIONS:
  Distributions to participants:
    Cash                                     1,117,208      1,117,208
    Common shares                               10,373         10,373
  Administrative expenses                       43,969         43,426                           543
                                           -----------   ------------    -----------    -----------    -----------    -----------

    Total deductions                         1,171,550      1,171,007                           543
                                           -----------   ------------    -----------    -----------    -----------    -----------

ALLOCATIONS TO PARTICIPANTS' ACCOUNTS/
  TRANSFERS BETWEEN FUNDS - NET                                                                   0            (70)          (658)
                                           -----------   ------------    -----------    -----------    -----------    -----------

NET ADDITIONS (DEDUCTIONS)                  13,708,046     12,287,592                     1,420,454         92,806         90,206

NET ASSETS AVAILABLE FOR BENEFITS:

  Beginning of year                         29,726,210     29,726,210                                          ---            ---
                                          ------------   ------------    -----------    -----------    -----------    -----------

  End of year                             $ 43,434,256   $ 42,013,802    $         0   $  1,420,454    $    92,806    $    90,206
                                          ============   ============    ===========   ============    ===========    ===========



                                                                                SUPPLEMENTAL INFORMATION BY FUND
                                                         -------------------------------------------------------------------------
                                                                                      PARTICIPANT DIRECTED
                                                         -------------------------------------------------------------------------
                                                          EB EQUITY       FRANKLIN       FRANKLIN      TEMPLETON    THE DAVEY TREE
                                                            INDEX        SMALL CAP        MUTUAL         GROWTH     EXPERT COMPANY
                                                             FUND       GROWTH FUND   DISCOVERY FUND      FUND        STOCK FUND
                                                         -----------    -----------   --------------   ---------    --------------

ADDITIONS:
  Participant contributions                              $   279,947    $   251,707    $   183,698    $   229,103    $   199,696
  Employer contributions - common shares
  Net appreciation (depreciation) in fair value
    of investments                                            20,718         (1,540)        (7,758)       (24,539)        49,869
  Dividend and interest income                                   221         10,319         17,061         26,528          2,227
                                                         -----------    -----------    -----------    -----------    -----------
    Total additions                                          300,886        260,486        193,001        231,092        251,792
                                                         -----------    -----------    -----------    -----------    -----------

DEDUCTIONS:
  Distributions to participants:
    Cash
    Common shares
  Administrative expenses                                                                                                    543
                                                         -----------    -----------    -----------    -----------    -----------

    Total deductions                                                                                                         543
                                                         -----------    -----------    -----------    -----------    -----------

ALLOCATIONS TO PARTICIPANTS' ACCOUNTS/
  TRANSFERS BETWEEN FUNDS - NET                                 (670)         1,589          1,092             90         (1,373)
                                                         -----------    -----------    -----------    -----------    -----------

NET ADDITIONS (DEDUCTIONS)                                   300,216        262,075        194,093        231,182        249,876

NET ASSETS AVAILABLE FOR BENEFITS:

  Beginning of year                                              ---            ---            ---            ---            ---
                                                         -----------    -----------    -----------    -----------    -----------

  End of year                                            $   300,216    $   262,075    $   194,093    $   231,182    $   249,876
                                                         ===========    ===========    ===========    ===========    ===========


See notes to financial statements.

THE DAVEY 401KSOP AND ESOP

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1996
-------------------------------------------------------------------------------



                                                             NON-PARTICIPANT DIRECTED
                                                           -----------------------------
                                                               THE DAVEY TREE EXPERT
                                                                COMPANY STOCK FUND
                                                           -----------------------------
                                               TOTAL         ALLOCATED      UNALLOCATED
                                            -----------    -------------   -------------
ADDITIONS:
  Employer contributions - common shares    $    90,077                     $    90,077
  Net appreciation (depreciation) in fair
    value of investment                       7,654,055    $   7,473,222        180,833
  Dividend and interest income                  500,828          489,303         11,525
                                            -----------    -------------    -----------

    Total additions                           8,244,960        7,962,525        282,435
                                            -----------    -------------    -----------

DEDUCTIONS:
  Interest expense                                5,224                           5,224
  Distributions to participants:
    Cash                                      1,507,959        1,507,959
    Common shares                               473,668          473,668
  Administrative expenses                        59,289           59,289
                                            -----------    -------------    -----------

    Total deductions                          2,046,140        2,040,916          5,224
                                           ------------    -------------    -----------

ALLOCATIONS TO PARTICIPANTS' ACCOUNTS/
  TRANSFERS BETWEEN FUNDS - NET                       0          709,254       (709,254)
                                           ------------    -------------    -----------

NET ADDITIONS (DEDUCTIONS)                    6,198,820        6,630,863       (432,043)

NET ASSETS AVAILABLE FOR BENEFITS:

  Beginning of year                          23,527,390       23,095,347        432,043
                                           ------------    -------------    -----------

  End of year                              $ 29,726,210    $  29,726,210    $         0
                                           ============    =============    ===========

See notes to financial statements.

THE DAVEY 401KSOP AND ESOP

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following brief description of The Davey 401KSOP and ESOP (the "Plan") (formerly The Davey Tree Company Employee Stock Ownership Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL - On March 15, 1979, The Davey Tree Expert Company (the "Employer" or "Company") consummated a plan which transferred control of the Employer to its employees through an Employee Stock Ownership Plan (the "ESOP"). At December 31, 1996, all of the 2,880,000 shares sold to the ESOP had been allocated to the participants in the Plan. Accordingly, effective January 1, 1997, an amendment was adopted which renamed and restated the Plan in its entirety to incorporate a deferred savings plan (401(k)plan) feature. The Plan retained the existing ESOP assets and participant accounts.

     The Plan is a qualified defined contribution plan (non-contributory prior to January 1, 1997) covering all domestic employees who have attained age 21, completed one year of continuous service and who are not members of a collective bargaining unit. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Key Trust Company of Ohio, N.A. (the "Trustee") served as the Plan's trustee for 1997. The trust division of National City Corporation served as the Plan's trustee for 1996.

     CONTRIBUTIONS - Contributions made by the participants are limited to the amount allowed by the Internal Revenue Service with a weekly minimum contribution of $5. The Company contributes 50 percent of the first 3 percent of compensation that a participant contributes to the Plan. Employer contributions are made in either cash or the Employer's common stock.

     PARTICIPANT ACCOUNTS - Each participant's account is credited with the
     participant's contribution and allocations of    (a) the Employer's
     contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on the participant's selected investment mix. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     VESTING - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of continuous service, retirement (at 65 years of age or early retirement), permanent disability or death.

     INVESTMENT OPTIONS - Upon enrollment in the Plan, a participant may direct employee contributions in any of seven investment options; however, a participant may not elect to invest more than 25 percent of their contribution in The Davey Tree Expert Company Stock Fund.

          EMPLOYEE BENEFITS MONEY MARKET FUND - Funds are invested in high-grade money market instruments.

          VICTORY INTERMEDIATE INCOME FUND - Funds are invested in bonds issued by corporations and obligations of the U.S. Government and its agencies or instrumentalities.

          EMPLOYEE BENEFITS EQUITY INDEX FUND - Funds are invested in a diversified portfolio of common stocks included in the Standard and Poor's 500 Index designed to replicate the performance of the Standard & Poor's 500 Index.

          FRANKLIN SMALL CAP GROWTH FUND - Funds are invested in common stocks of small and medium size companies.

          FRANKLIN MUTUAL DISCOVERY FUND - Funds are invested in common and preferred stocks, debt securities and convertible securities of small size companies. Approximately 50 percent of the funds are invested in foreign investments.

          TEMPLETON GROWTH FUND - Funds are invested in common stocks and debt obligations of companies and governments in the U.S. and abroad.

          THE DAVEY TREE EXPERT COMPANY STOCK FUND - Funds are invested in common stock of The Davey Tree Expert Company.

     Participants may change their investment options quarterly.

     PAYMENT OF BENEFITS - Participants who terminate may elect to receive distributions of vested benefits either in the form of cash or common shares of the Company. Shares are to be distributed in a lump-sum whereas, at the option of the participant, cash may be distributed either in lump-sum or monthly, quarterly, or annual installments over a period not exceeding either the participant's normal life expectancy, or the normal life expectancy of the participant and their beneficiary. Former participants wishing to sell their shares must offer such shares first to the Plan and then to the Employer.

     FORFEITED ACCOUNTS - At December 31, 1997, forfeited nonvested accounts totaled $333,704. These accounts will be used to reduce future Employer contributions.

     VOTING RIGHTS - Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee at least thirty days prior to the time such rights are to be exercised. The Trustee is not permitted to vote any share for which instructions have not been given by a participant.

     ESOP - The ESOP was a non-contributory defined contribution plan, the assets of which were invested in common shares of the Employer. Participation and vesting requirements were the same as those of the Plan.

     The ESOP was funded solely by the Employer's contributions to the ESOP in such an amount, if any, as determined by the Employer's Board of Directors. During the period that the debt under the loan agreement was outstanding, the Employer, as guarantor, agreed to make contributions to the ESOP which would be sufficient, along with all dividends and other earnings of the ESOP, to enable the Trustee to make payments of the principal and interest due under the loan agreement.

     Allocations of the Employer's common shares were made to participants' accounts as of the Plan's year-end. The number of shares released from collateral and available for allocation was determined by dividing the sum of the current year loan principal and interest payments by the sum of the current and future years principal and interest payments. Because interest costs were higher in the earlier years of the loan repayment period, the shares released from collateral and available for allocation were correspondingly higher in the earlier years. As of December 31, 1996, all 2,880,000 shares had been released from collateral (38,970 shares were released during 1996). Of the 2,880,000 shares released, 242,795 shares have been distributed to participants and 1,010,090 shares have been sold to the Employer primarily to fund cash distributions to terminated participants. The remaining 1,627,115 shares were allocated to the participants at a current value of $18.20 per share or $29,613,493 ($1,525,420 at cost) at December 31, 1996.

     Allocations of shares were made to participants based on the ratio of each participant's W-2 earnings to the earnings of all participants, subject to certain limitations as defined by the ESOP. Participant forfeited nonvested accounts were allocated in the same manner among the remaining eligible participants and former participants.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The financial statements of the Plan are prepared on the accrual basis of accounting.

     CASH AND CASH EQUIVALENTS - The Plan considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

     INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The fair value of the Employer's common stock (1,591,166 and 1,627,115 shares at December 31, 1997 and 1996, respectively) is based upon a common stock valuation performed by an independent stock valuation firm.

     Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis.

     PAYMENT OF BENEFITS - Benefits are recorded when paid.

     ADMINISTRATIVE EXPENSES - Costs of administering the Plan are paid by the Employer, except for management and audit fees, which are paid by the Plan.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


3.   RELATED PARTY TRANSACTIONS

     Certain plan investments are shares of mutual funds managed by Key Asset Management. Key Trust Company of Ohio, N.A. is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amount to $20,785 for the year ended December 31, 1997.


4.   TERMINATION OF THE PLAN

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.


5.   TAX STATUS OF THE PLAN

     The Internal Revenue Service has determined and informed the Company by a letter dated June 12, 1996, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan is qualified and the related trust was tax-exempt as of the financial statement date. The Employer has filed an application with the Internal Revenue Service for a determination letter for the Plan revisions effective after December 31, 1996.

6.   LOAN PAYABLE

     The unallocated common shares collateralized the loan obtained by the Plan to finance its purchase of the shares in accordance with the applicable provisions of the Internal Revenue Code. As of December 31, 1996, this loan was completely paid off. The Employer had guaranteed the repayment of the loan. The bank loan agreement provided for interest at 8.4% and quarterly principal payments of $24,097 with the final installment due on December 31, 1996. Employer contributions to the Plan and dividends received during the year on the collateralized shares were used to repay the principal and to pay the interest on the debt.



                                   * * * * * *

THE DAVEY 401KSOP AND ESOP

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997
--------------------------------------------------------------------------------



(a)             (b)                                           (c)                                  (d)                (e)

          IDENTITY OF ISSUER, BORROWER,                                                                             CURRENT
          LESSOR OR SIMILAR PARTY                 DESCRIPTION OF INVESTMENT                       COST               VALUE
          -----------------------------           ---------------------------                   --------          -----------
 *        Key Trust Company                       Employee Benefits Money
                                                  Market Fund - 7,963 units                      88,999           $    90,435

 *        Key Trust Company                       Victory Intermediate Income
                                                  Fund - 9,159 units                             87,407                87,796

 *        Key Trust Company                       Employee Benefits Equity Index
                                                  Fund - 762 units                              270,034               289,982

          Franklin Templeton                      Franklin Small Cap Growth Fund-
                                                  11,024 shares                                 254,326               252,225

          Franklin Templeton                      Franklin Mutual Discovery Fund-
                                                  9,963 shares                                  195,365               187,203

          Franklin Templeton                      Templeton Growth Fund -
                                                  11,498 shares                                 247,590               222,506

 *        The Davey Tree Expert Company           1,591,166 Common Shares                     1,651,960            41,450,438
                                                                                                                -------------

                                                                                                                $  42,580,585
                                                                                                                =============


* Represents a party-in-interest.